UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer's ID
(CNPJ/MF): 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), through its undersigned Investor Relations Officer, in regard to Official Letter No. 263/2016-CVM/SEP/GEA-1, received on June 14, 2016, hereby provides its shareholders and the market in general with clarifications on the news item published on June 13, 2016 by Valor Econômico newspaper, entitled Herdeira do Bradesco processa Brandão e Trabuco (Bradesco Heiress Sues Brandão and Trabuco) (“News Item”).

The News Item refers to a lawsuit filed by Ms. Lia Maria Aguiar, a minority shareholder and former member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações (“Cidade de Deus” or “Company”), a company that is part of Bradesco’s control group, due to transactions related to the acquisition of Bradesco shares by NCF Participações S.A., a Cidade de Deus subsidiary, in 2011.

It is worth noting that Bradesco is not a party to this lawsuit and that its Management members, who also occupy management positions in Cidade de Deus, have not yet been summoned to respond to the content of said lawsuit and reaffirm the absolute legality of all the acts practiced by them within Cidade de Deus, including those related to the transactions for the acquisition of the shares to which the News Item refers.

Bradesco’s Management would like to make it clear that the filing of said lawsuit will not have any effect on the conducting of its businesses and activities nor on its administrative and shareholding structure.

Cidade de Deus, Osasco, SP, June 15, 2016.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

 Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br.

Official Letter no. 263/2016-CVM/SEP/GEA-1

                                                                                                                                             Rio de Janeiro, June 14, 2016.

To

MR. LUIZ CARLOS ANGELOTTI

Investor Relations Officer

BANCO BRADESCO S.A.

Núcleo Cidade de Deus, Prédio Vermelho, 4º andar - Vila Yara

Osasco - SP

CEP: 06029-900

Phone: (11) 3681-4011/ Fax: (11) 3684-4630

E-mail: 4000.diretoria@bradesco.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification on news item

Dear Officer:

1.            We refer to the news item published on June 13, 2016 in the Valor Econômico newspaper, in the Finanças section, under the title “Herdeira do Bradesco processa Brandão e Trabuco” (Bradesco Heiress Sues Brandão and Trabuco), which contains the following statements:

Lia Maria Aguiar, heiress of Banco Bradesco’s founder, filed a civil liability suit against the main representatives of Cidade de Deus: Lázaro Brandão, the bank’s largest Shareholder and chairman of the Board of Directors, Antonio Bornia, another relevant partner, and Luiz Carlos Trabuco, the institution’s CEO.

In the lawsuit, filed in the 21st Court of Justice of São Paulo, Lia challenges the purchase of 8% of Bradesco’s voting capital, which was held by Banco Espírito Santo (BES), in 2011, for almost R$3 billion. They are the targets of the action because they are the managers of the holding companies involved in the transaction, as Valor PRO anticipated on Friday.

The heiress, who has two sisters, holds 6.7% of Cidade de Deus Participações, the holding company that controls Bradesco with slightly less than 49% of the common shares. In her understanding, there was an undue transfer of this company’s wealth, in which she holds an interest, to another holding company.

Ms. Aguiar’s claim is that the Cidade de Deus Participações holding company financed the purchase of the shares held by BES, with shareholders’ dividends (including hers) that are recapitalized in the company.

However, the bank’s shares were acquired by another company, NCF. As a result, the benefits she obtained from the transaction were not proportional to the financing.

NCF joined Bradesco’s complex corporate chain just with this transaction, five years ago – although it had already been part of the control structure of Bradespar, the bank’s investment company.

In order to purchase Bradesco’s shares held by BES, NCF issued Debentures totaling R$2.3 billion at 107.5% of the CDI. This debt was paid in the following three years with funds in the form of loans and advance for future capital increase from Cidade de Deus, the company in which Ms. Aguiar is a minority shareholder.

Cidade de Deus lent to NCF at the CDI, with no additional fees. The debt is pending until today. Maturity was scheduled for March 2016, but, at the end of 2015, it was extended to 2018.

Although it paid for the entire purchase, Cidade de Deus holds less than 40% of the economic rights over NCF – the difference belongs to Fundação Bradesco. Therefore, when NCF distributes its results, Cidade de Deus Participações has the right to a percentage equivalent to its interest. The advance of funds was also not converted into an increase in interest.

[…]

Lia Maria Aguiar’s claim was due to the fact that the cash of Cidade de Deus Participações comes from the recapitalization of Shareholders’ dividends. Every year, shareholders are called to reinvest the proceeds. Those who do not follow this movement are gradually diluted – i.e. the share of dividends to which they are entitled is gradually reduced.

2.            In view of the above, we request that you clarify whether the information in question is true, and if so, why it was not disclosed through a Material Fact, as well as present any other relevant information regarding this matter.

3.            The Company’s response should be sent through the Sistema Empresa.NET via category: Notice to the Market, type Clarifications on CVM/BOVESPA Queries, subject: News Item, and should include a transcription of this Official Letter.

4.            We caution that, as determined by the Corporate Relations Department, in compliance with its legal duties and, based on clause II of Article 9 of Law 6,385/76 and CVM Instruction 452/07, a punitive fine in the amount of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, due to non-compliance with the requirements in this letter within one (1) business day from the date of knowledge of the content of this letter, also sent by fax and e-mail, notwithstanding the sole paragraph of Article 6 of CVM Instruction 358/02.

Sincerely,

Document signed electronically by Nilza Maria Silva de Oliveira, Manager, on June 14, 2016, at 9:23 a.m., pursuant to Article 1, III, “b” of Law 11,419/2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 15, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.